No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) notified you that all the proposals were approved at the 96th Ordinary General Meeting of Shareholders of the Company held on June 19, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 25, 2020

(TRANSLATION)

June 19, 2020

To Our Shareholders,

Notice of Resolutions passed by

the 96th Ordinary General Meeting of Shareholders

This is to notify you that the matters below were reported and resolved at the 96th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takahiro Hachigo
President and
Representative Director

Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020)

2.	The results of the audit of the consolidated financial statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020) by the independent auditors and the Audit and Supervisory Committee.

Matter resolved:

ITEM: Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The proposal was approved in its original form, and six (6) Directors (excluding Directors who are Audit and Supervisory Committee Members) were re-elected: Messrs. Toshiaki Mikoshiba, Takahiro Hachigo, Seiji Kuraishi, Kohei Takeuchi, Ms. Hiroko Koide and Mr. Takanobu Ito. Two (2) Directors were newly elected: Messrs. Toshihiro Mibe and Fumiya Kokubu. They have all assumed their posts.